1 BOTTINI & BOTTINI, INC.
   Francis A. Bottini, Jr. (SBN 175783)
2 Albert Y. Chang (SBN 296065)
   Yury A. Kolesnikov (SBN 271173)
3 7817 Ivanhoe Avenue, Suite 102
4 La Jolla, California 92037
   Telephone: (858) 914-2001
5 Facsimile: (858) 914-2002
   E-mail: fbottini@bottinilaw.com
6   achang@bottinilaw.com
7   ykolesnikov@bottinilaw.com

8 COTCHETT, PITRE & MCCARTHY, LLP
   Mark C. Molumphy (SBN 168009)
9 Stephanie D. Biehl (SBN 306777)
   840 Malcolm Road, Suite 200
10 Burlingame, California 94010
   Telephone: (650) 697-6000
11 Facsimile: (650) 697-0577
   E-mail: mmolumphy@cpmlegal.com
12   sbiehl@cpmlegal.com

13
   Co-Lead Counsel for Plaintiffs
14

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16   **SUPERIOR COURT OF THE STATE OF CALIFORNIA**

17   **COUNTY OF SANTA CLARA**

18

IN RE YAHOO! INC. SHAREHOLDER LITIGATION	Lead Case No. 17-CV-307054
This Document Relates To:	**STIPULATION AND AGREEMENT OF SETTLEMENT**
ALL ACTIONS.	Judge: Hon. Brian C. Walsh Dep't: 1 (Complex Civil Litigation)

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STIPULATION AND AGREEMENT OF SETTLEMENT

Subject to the approval of the Superior Court of California, County of Santa Clara ("California State Court"), this Stipulation and Agreement of Settlement ("Stipulation") is made and entered into by and among the following Settling Parties (as defined herein),[1] each by and through his, her, or its respective counsel: (1) Patricia Spain, the LR Trust, Harold Litwin, and Plumbers and Pipefitters National Pension Fund ("California Plaintiffs"), who are plaintiffs in the above-captioned shareholder class and derivative litigation ("California Derivative Action"); (2) Oklahoma Firefighters Pension and Retirement System ("Oklahoma" or "Delaware Plaintiff"), which is the plaintiff in *Oklahoma Firefighters Pension & Retirement System v. Brandt*, C.A. No. 2017-0133-SG (Del. Ch.) ("Delaware Derivative Action"); (3) David Summer, Jay Bowser and Edith Liss ("Federal Plaintiffs"), who are plaintiffs in *In re Yahoo! Inc. Shareholder Derivative Litigation*, Lead Case No. 17-cv-0787-LHK (N.D. Cal.) ("Federal Derivative Action"); (4) Nominal Defendant Altaba Inc., formerly known as Yahoo! Inc. ("Yahoo," "Altaba," or the "Company"); (5) Defendants Marissa Mayer, Kenneth A. Goldman, Ronald S. Bell, David Filo, Maynard Webb, Jr., Thomas McInerney, Jane E. Shaw, Susan M. James, H. Lee Scott, Jr., Eric Brandt, Catherine Friedman, Tor Braham, Eddy Hartenstein, Richard Hill, and Jeffrey Smith ("Individual Defendants"); and (6) Defendant Verizon Communications Inc. ("Verizon").

This Stipulation is intended by the Settling Parties to fully, finally, and forever compromise, resolve, discharge, release, and settle the Released Claims (as defined herein), upon the terms and subject to the conditions set forth herein.

I. DEFINITIONS

As used in this Stipulation, the following terms have the meanings specified below:

(a) "Altaba," "Yahoo," or the "Company" means (i) prior to June 16, 2017, Yahoo! Inc., a publicly traded Delaware corporation headquartered in Sunnyvale, California; and (ii) on and after June 16, 2017, Altaba Inc., a publicly-traded, Delaware-incorporated investment company based in New York City that consists of the assets and liabilities of Yahoo! Inc. that were

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[1] All capitalized terms not otherwise defined earlier in this Stipulation shall have the meanings ascribed in the "Definitions" section below.

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1   not sold to Verizon.

2   (b)   "Altaba's Counsel" means Morrison & Foerster LLP.

3   (c)   "Bell's Counsel" means Keker, Van Nest & Peters LLP.

4   (d)   "Board" means the Yahoo board of directors.

5   (e)   "California Co-Lead Counsel" means Bottini & Bottini, Inc. and Cotchett,

6 Pitre & McCarthy LLP.

7   (f)   "California Derivative Action" means the actions consolidated as *In re*

8 *Yahoo! Inc. Shareholder Litigation*, Lead Case No. 17-CV-307054 (Cal. Super Ct., Cnty. of Santa

9 Clara).

10   (g)   "California Plaintiffs" means Plaintiffs Patricia Spain, the LR Trust, Harold

11 Litwin, and Plumbers and Pipefitters National Pension Fund who are plaintiffs in the California

12 Derivative Action.

13   (h)   "California Plaintiffs' Counsel" means California Co-Lead Counsel and

14 Bernstein Litowitz Berger & Grossmann LLP, WeissLaw LLP, Cohen Milstein Sellers & Toll

15 PLLC, Schubert Jonckheer & Kolbe, and O'Donoghue & O'Donoghue LLP.

16   (i)   "California State Court" means the Superior Court of California, County of

17 Santa Clara.

18   (j)   "Co-Lead Counsel" means California Co-Lead Counsel and Bernstein

19 Litowitz Berger & Grossmann LLP.

20   (k)   "Current Altaba Shareholders" means, for purposes of this Stipulation, any

21 Persons who owned Altaba common stock as of the date of this Stipulation.

22   (l)   "Defendants' Counsel" means Altaba's Counsel, Bell's Counsel, Mayer's

23 Counsel, and Verizon's Counsel.

24   (m)   "Delaware Derivative Action" means *Oklahoma Firefighters Pension &*

25 *Retirement System v. Brandt*, C.A. No. 2017-0133-SG (Del. Ch. Ct.).

26   (n)   "Delaware Plaintiff" or "Oklahoma" means Plaintiff Oklahoma Firefighters

27 Pension and Retirement System, which is Plaintiff in the Delaware Derivative Action.

28   (o)   "Delaware Plaintiff's Counsel" means Bernstein Litowitz Berger &

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1 | Grossmann LLP and Friedlander & Gorris, P.A.

2 | (p)   "Derivative Escrow Account" means the escrow account to be maintained

3 | by the Derivative Escrow Agent, as set forth in Paragraph 2.1 below.

4 | (q)   "Derivative Escrow Agent" means Citibank, N.A..

5 | (r)   "Derivative Fee and Expense Award" has the meaning ascribed to it in

6 | Paragraph 5.2 below.

7 | (s)   "Effective Date" means the date by which all of the events and conditions

8 | specified in Paragraph 7.1 herein have been met and have occurred.

9 | (t)   "Federal Court" means United States District Court for the Northern District

10 | of California.

11 | (u)   "Federal Derivative Action" means the actions consolidated as *In re Yahoo!*

12 | *Inc. Shareholder Derivative Litigation*, Lead Case No. 17-cv-0787-LHK (N.D. Cal.).

13 | (v)   "Federal Plaintiffs" means David Summer, Jay Bowser and Edith Liss who

14 | are plaintiffs in the Federal Derivative Action.

15 | (w)   "Federal Plaintiffs' Counsel" means Robbins Arroyo LLP.

16 | (x)   "Final" means the time when a judgment that has not been reversed,

17 | vacated, or modified in any way is no longer subject to appellate review, either because of

18 | disposition on appeal and conclusion of the appellate process (including potential writ

19 | proceedings) or because of passage, without action, of time for seeking appellate or writ review.

20 | More specifically, it is that situation when (i) no appeal or petition for review by writ has been

21 | filed and the time has passed for any notice of appeal or writ petition to be timely filed from the

22 | judgment; or (ii) if an appeal has been filed, the court of appeal has either affirmed the judgment

23 | or dismissed that appeal and the time for any reconsideration or further appellate review has

24 | passed; or (iii) a higher court has granted further appellate review and that court has either affirmed

25 | the underlying judgment or affirmed the court of appeal's decision affirming the judgment or

26 | dismissing the appeal or writ proceeding, and the time for any reconsideration or further appellate

27 | review has passed.

28 | (y)   "Individual Defendants" means Marissa Mayer, Kenneth A. Goldman,

3

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Ronald S. Bell, David Filo, Maynard Webb, Jr., Thomas McInerney, Jane E. Shaw, Susan M. James, H. Lee Scott, Jr., Eric Brandt, Catherine Friedman, Tor Braham, Eddy Hartenstein, Richard Hill, and Jeffrey Smith.

        (z)   "Judgment" means the final order and judgment to be rendered by the California State Court, substantially in the form attached hereto as Exhibit C.

        (aa)   "Mayer's Counsel" means Kramer Levin Naftalis & Frankel LLP.

        (bb)   "Notice" means the Notice of Pendency and Proposed Settlement of Shareholder and Derivative Actions, substantially in the form of Exhibit B-1 attached hereto.

        (cc)   "Person" or "Persons" means an individual, corporation, limited liability corporation, professional corporation, partnership, limited partnership, limited liability partnership, association, joint stock company, estate, legal representative, trust, unincorporated association, government or any political subdivision or agency thereof, or any business or legal entity.

        (dd)   "Preliminary Approval Order" means the order to be entered by the California State Court, substantially in the form of Exhibit A attached hereto, including, *inter alia*, preliminarily approving the terms and conditions of the Settlement as set forth in this Stipulation, directing that Notice be provided to Current Altaba Shareholders, and scheduling a Settlement Hearing to consider whether the Settlement, the Derivative Fee and Expense Award, and the Proxy Litigation Fee Award should be finally approved and whether the Judgment should be entered.

        (ee)   "Proxy Litigation" means Plaintiff Patricia Spain's direct claims seeking to preliminarily enjoin the stockholder vote on the sale of Yahoo's operating business to Verizon (and the litigation effort by the parties related thereto), including Spain's motion for a preliminary injunction, which the California State Court resolved at a hearing on June 6, 2017.

        (ff)   "Proxy Litigation Fee Award" has the meaning ascribed to it in Paragraph 5.7 below.

        (gg)   "Related Persons" means each of a Person's immediate family members and current, former, or future parents, subsidiaries, associates, affiliates, partners, joint venturers, officers, directors, principals, shareholders, members, agents, representatives, employees,

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attorneys, financial or investment advisors, consultants, accountants, investment bankers, commercial bankers, trustees, engineers, insurers, co-insurers, reinsurers, heirs, assigns, executors, general or limited partners or partnerships, personal or legal representatives, estates, administrators, predecessors, successors, advisors, and/or any other individual or entity in which a Person has or had a controlling interest or which is or was related to or affiliated with a Person.

(hh) "Released Altaba Persons" means Altaba and each and all of its Related Persons.

(ii) "Released Claims" means collectively, the Released Defendant Claims and the Released Plaintiff Claims.

(jj) "Released Defendant Claims" means any and all claims, rights, demands, obligations, controversies, debts, damages, losses, causes of action, and liabilities of any kind or nature whatsoever, whether in law or equity, including both known claims and Unknown Claims, suspected or unsuspected, accrued or unaccrued, that the Settling Defendants or Altaba have or could have asserted against the Settling Plaintiffs or their counsel, which arise out of or relate to the institution, prosecution, or settlement of the claims asserted against the Settling Defendants or Altaba in the Yahoo Shareholder and Derivative Actions; provided, however, that the Released Defendant Claims shall not include any claims relating to the enforcement of the Settlement or this Stipulation, any claims by the Individual Defendants relating to insurance coverage, or any claims that arise out of or are based upon any conduct of the Released Plaintiff Persons after the date of execution of this Stipulation.

(kk) "Released Defendant Persons" means each and all of the Settling Defendants and their Related Persons.

(ll) "Released Persons" means collectively, the Released Defendant Persons, the Released Plaintiff Persons, and the Released Altaba Persons.

(mm) "Released Plaintiff Claims" means any and all claims, rights, demands, obligations, controversies, debts, damages, losses, causes of action, and liabilities of any kind or nature whatsoever, whether in law or equity, including both known claims and Unknown Claims, suspected or unsuspected, accrued or unaccrued, that (i) the Settling Plaintiffs asserted in the

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complaints filed in the Yahoo Shareholder and Derivative Actions; or (ii) that (a) any of the Settling Plaintiffs or any other Company shareholder could have asserted derivatively on behalf of the Company in any court, tribunal, forum, or proceeding, (b) the Company could have asserted directly in any court, tribunal, forum, or proceeding, or (c) any of the Settling Plaintiffs could have asserted directly against the Company or any Settling Defendant in any court, tribunal, forum, or proceeding and relate to a Settling Plaintiff's status as a stockholder of Yahoo, and (for each of (a), (b) and (c), above) that arise out of or are based upon the facts, matters, transactions, conduct, actions, failures to act, omissions, or circumstances that were alleged in complaints filed in the Yahoo Shareholder and Derivative Actions; provided, however, that the Released Plaintiff Claims shall not include (i) any claims asserted in the related customer class actions pending in Federal Court and California Superior Court captioned *In re: Yahoo! Inc. Customer Data Security Breach Litigation*, Case No. 16-MD-02752-LHK (N.D. Cal.) and *Yahoo! Inc. Private Information Disclosure Cases*, JCCP 4895 (Cal. Sup. Ct. Orange County), respectively; (ii) any claims asserted in the recently settled related securities class action in Federal Court captioned *In re Yahoo! Inc. Securities Litigation*, Case No. 17-cv-0373 LHK (N.D. Cal.); (iii) any claims relating to the enforcement of the Settlement or this Stipulation; or (iv) any claims that arise out of or are based upon any conduct of the Released Defendant Persons or Released Altaba Persons after the date of execution of this Stipulation.

       (nn)   "Released Plaintiff Persons" means each and all of the Settling Plaintiffs and their Related Persons.

       (oo)   "Settlement" means the settlement documented in this Stipulation.

       (pp)   "Settlement Amount" has the meaning ascribed to it in Paragraph 1.1.

       (qq)   "Settlement Hearing" means a hearing to be held by the California State Court upon duly-given notice to review this Stipulation and determine whether the Settlement should be finally approved, whether the Derivative Fee and Expense Award and the Proxy Litigation Fee Award should be finally approved, and whether the Judgment should be entered.

       (rr)   "Settling Defendants" means the Individual Defendants and Verizon.

       (ss)   "Settling Parties" means, collectively, each of the Settling Plaintiffs, the

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1 Settling Defendants, and Altaba.

2   (tt)   "Settling Plaintiffs" means the California Plaintiffs, Delaware Plaintiff, and

3 Federal Plaintiffs (on behalf of themselves and derivatively on behalf of the Company).

4   (uu)   "Settling Plaintiffs' Counsel" means California Plaintiffs' Counsel,

5 Delaware Plaintiff's Counsel, and Federal Plaintiffs' Counsel.

6   (vv)   "Summary Notice" means the Summary Notice of Pendency and Proposed

7 Settlement of Shareholder Derivative Actions, substantially in the form of Exhibit B-2 attached

8 hereto.

9   (ww)   "Unknown Claims" means any and all Released Plaintiff Claims that any of

10 the Settling Plaintiffs or any other Current Altaba Shareholder does not know or suspect to exist

11 in his, her, or its favor at the time of the release of such claims against the Released Defendant

12 Persons, and any and all Released Defendant Claims which any of the Settling Defendants does

13 not know or suspect to exist in his, her, or its favor at the time of the release of such claims against

14 the Released Plaintiff Persons, including claims which, if known by him, her, or it, might have

15 affected his, her, or its decision to settle or the terms of his, her, or its settlement with and release

16 of the Released Defendant Persons or Released Plaintiff Persons, or might have affected his, her,

17 or its decision not to object to this Settlement. With respect to any and all Released Plaintiff

18 Claims and Released Defendant Claims, the Settling Parties stipulate and agree that, upon the

19 Effective Date, the Settling Parties shall expressly waive, and, only with respect to Released

20 Plaintiff Claims that could have been asserted derivatively on behalf of the Company, all other

21 Current Altaba Shareholders by operation of the Judgment shall have expressly waived, the

22 provisions, rights, and benefits of California Civil Code § 1542, which provides:

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> A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE
> CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER
> FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN
> BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER
> SETTLEMENT WITH THE DEBTOR.

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27 The Settling Parties acknowledge that they may discover facts in addition to or different from those

28 now known or believed to be true by them with respect to the Released Plaintiff Claims and

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Released Defendant Claims, but it is the intention of the Settling Parties to completely, fully, finally, and forever compromise, settle, release, discharge, and extinguish any and all of the Released Plaintiff Claims and Released Defendant Claims known or unknown, suspected or unsuspected, contingent or absolute, accrued or unaccrued, apparent or unapparent, which now exist, or heretofore existed, or may hereafter exist, and without regard to the subsequent discovery of additional or different facts.

        (xx)   "Verizon" means Verizon Communications Inc.

        (yy)   "Verizon's Counsel" means Munger, Tolles & Olson LLP.

        (zz)   "Writ Action" means *Spain v. Altaba Inc.*, No. 18-CV-321765 (Cal. Super. Ct., Cnty. of Santa Clara).

        (aaa)   "Yahoo Shareholder and Derivative Actions" means, collectively, the California Derivative Action, the Delaware Derivative Action, the Federal Derivative Action, the Writ Action, and the Proxy Litigation.

II.   BACKGROUND

A.   Factual Background

The present shareholder derivative and proxy litigation arises out of data breaches experienced by Yahoo between 2013 and 2016. In late 2014, Yahoo was the subject of a data breach by Russian state-sponsored actors that affected 500 million Yahoo user accounts ("2014 Security Incident"). In 2015 and 2016, an unauthorized third party accessed the Company's proprietary code to forge cookies that could allow an intruder to access users' accounts without a password ("Forged Cookies Incident"). The Company believes that some of this activity was connected to the same state-sponsored actor believed to be responsible for the 2014 Security Incident. In 2013, Yahoo was a subject of a separate data breach, which collectively affected all 3 billion Yahoo user accounts ("2013 Security Incident" and, together with the 2014 Security Incident and the Forged Cookies Incident, the "Security Incidents").

On July 22, 2016, Yahoo entered into a Stock Purchase Agreement ("SPA") with Verizon for the sale of Yahoo's operating assets to Verizon for $4.8 billion ("Verizon Transaction").

On September 22, 2016, Yahoo issued a press release disclosing the 2014 Security

Incident. On December 14, 2016, Yahoo disclosed that it was also the subject of a breach in 2013, affecting 1 billion Yahoo user accounts — the 2013 Security Incident.

On February 20, 2017, following Yahoo's disclosure of the 2013 and 2014 Security Incidents, Yahoo and Verizon entered into an amendment to the SPA that, among other things, reduced by $350 million the consideration to be paid by Verizon to Yahoo.

On October 3, 2017, Oath, a subsidiary of Verizon, disclosed that the 2013 Security Incident affected all 3 billion Yahoo user accounts instead of 1 billion Yahoo user accounts as initially disclosed.

Plaintiffs in the California Derivative Action, Delaware Derivative Action, and Federal Derivative Action allege that the Individual Defendants breached their fiduciary duties by failing to timely disclose and concealing the Security Incidents. Plaintiffs further allege that Defendant Verizon aided and abetted the Individual Defendants' breaches of fiduciary duties. Defendants deny the allegations. As set forth in further detail below, on May 24, 2017, and June 6, 2017, Yahoo made certain supplemental proxy disclosures in response to the Proxy Litigation.

B.   The Action in Delaware Chancery Court

In October 2016, Oklahoma made a demand upon Yahoo pursuant to 8 Del. Code § 220 to inspect Yahoo's books and records. Oklahoma then filed a derivative complaint on behalf of Yahoo in the Delaware Chancery Court. On April 10, 2017, Oklahoma notified Defendants that it agreed to coordinate with counsel for the California Plaintiffs in jointly litigating the action in California State Court. Thereafter, Oklahoma was appointed lead plaintiff by Delaware Chancery Court, stayed its action, and obtained Yahoo's consent to use the documents obtained through the § 220 inspection demand in California State Court.

On April 19, 2017, California Co-Lead Counsel advised the California State Court that plaintiffs' counsel in the Delaware Derivative Action had agreed to stay their action and litigate all derivative claims in California State Court. Delaware Plaintiff's Counsel submitted notices of appearance on behalf of the plaintiffs in the California Derivative Action, and the Court approved their *pro hac vice* applications.

C.   The Actions in Federal Court

On February 16, 2017 and February 17, 2017, two shareholder derivative actions were filed in the United States District Court for the Northern District of California ("Federal Court") by certain of the Federal Plaintiffs. On May 15, 2017, the Federal Court granted the Federal Plaintiffs' motion to consolidate and appointed lead counsel. The Federal Plaintiffs filed a consolidated complaint on July 6, 2017, containing confidential information derived from an inspection demand made by Edith Liss, one of the Federal Plaintiffs. By order dated September 25, 2017, the Federal Court granted a stipulation entered into by the parties and stayed the Federal Derivative Action.

D.   Actions in California State Court

On February 9, 2017, Plaintiffs LR Trust and Harold Litwin filed the first shareholder derivative action in the Superior Court of California, Santa Clara County and assigned to the Honorable Brian C. Walsh ("California State Court" or the "Court").

On March 7, 2017, Plaintiff Patricia Spain filed a shareholder class action and derivative action in the California State Court, asserting both (1) a direct claim against Yahoo's officers and directors for breach of fiduciary duty and a direct claim against Verizon for aiding and abetting breach of fiduciary duty and (2) derivative claims on behalf of Yahoo against Yahoo's officers and directors for breach of fiduciary duty, corporate waste, and violation of California Corporation Code §§ 25402 and 25403 (insider trading).

On May 25, 2017, Plaintiff Plumbers and Pipefitters National Pension Fund ("Plumbers") commenced a related shareholder derivative action in the California State Court.

        1.   California Plaintiffs Obtain Expedited Discovery and Pursue a Motion for Preliminary Injunction in the California State Court Action

On March 20, 2017, in furtherance of her direct claims and to protect Yahoo shareholders' right to vote on the proposed Verizon transaction, Plaintiff Spain moved to lift the discovery stay and for limited expedited discovery. Defendants opposed the expedited discovery. At a hearing on March 30, 2017, the California State Court granted Plaintiff Spain's motion in part and lifted the discovery stay. After a meet and confer that also took place on March 30, 2017, Yahoo agreed to produce documents in response to 12 out of 14 requests for production of documents and agreed

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to produce Defendant McInerney for a deposition. On April 18, 2017, pursuant to Plaintiff Spain's motion to compel further discovery, the California State Court ordered Yahoo to produce additional documents and also ordered Yahoo to produce Defendant Brandt for a deposition.

In response to the California State Court's orders, Yahoo produced over 33,000 pages of documents to the California Plaintiffs between April 7, 2017, and April 28, 2017.

Plaintiff Spain deposed Defendants McInerney and Brandt on April 28, 2017 and May 9, 2017, respectively. Subsequently, Plaintiff Spain served deposition subpoenas on two additional percipient fact witnesses, third-parties Alex Stamos and Ramses Martinez. Defendants and Stamos and Martinez moved to quash the deposition subpoenas. On May 24, 2017, the California State Court denied the motions to quash. Plaintiff Spain deposed Stamos and Martinez on May 25, 2017.

On May 17, 2017, Plaintiff Spain moved for a preliminary injunction, seeking to enjoin Yahoo shareholders' vote on the transaction until Yahoo made additional disclosures allegedly relevant to the proxy. The motion identified eight allegedly material omissions from the proxy. Defendants opposed the motion.

On May 24, 2017, Yahoo provided supplemental disclosures, disclosing some of the facts that Plaintiff Spain contended were material and omitted from the proxy.

The California State Court held a hearing on Plaintiff Spain's motion for preliminary injunction on June 6, 2017. Following the hearing, the California State Court granted in part and denied in part the motion for preliminary injunction. Among other things, the Court concluded that Yahoo's May 24, 2017 filing mooted or addressed four out of the eight allegedly material omissions identified by Plaintiff Spain. The Court further found in Plaintiff Spain's favor as to one of the remaining four material omissions and ordered Yahoo to provide further supplemental disclosures, advising the shareholders of the value of the purchase price adjustment. Following the hearing, these disclosures were provided by Yahoo on June 6, 2017 via the filing of a supplement to the proxy statement on Schedule 14A. Yahoo's stockholder voted to approve the sale to Verizon, and the transaction closed on June 13, 2017, as originally scheduled.

2.   The California State Court Derivative Litigation

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On July 12, 2017, the California State Court consolidated the three pending actions ("California Derivative Action") and appointed Bottini & Bottini, Inc. and Cotchett, Pitre & McCarthy LLP ("California Co-Lead Counsel") as co-lead counsel. As set forth below, California Plaintiffs and their counsel have actively litigated the California Derivative Action.

On August 3, 2017, the California Plaintiffs filed a consolidated complaint. The consolidated complaint contained extensive detail of the underlying factual allegations, including from both the § 220 document production and the expedited Proxy Litigation, some of which was designated confidential by Defendants. On September 5, 2017, defendants moved to strike portions of the consolidated complaint, arguing that the parties' signed confidentiality agreement governing the permitted use of confidential discovery material barred the use of the expedited discovery from the Proxy Litigation in the derivative complaint. On September 19, 2017, the California Plaintiffs filed their opposition to the motion to strike. After briefing, the California State Court denied the motion to strike, and allowed the use of the discovery from the Proxy Litigation in the consolidated complaint.

Defendants filed both a demurrer and a motion to stay the California Derivative Action in favor of the Federal Derivative Action, a related securities class action, and a related customer class action, each pending at the time in the Federal Court. On November 2, 2017, following briefing and a hearing, the California State Court held that the causes of action styled as direct were, in fact, derivative causes of action, sustained Defendants' demurrer on demand-futility grounds as to each cause of action in the consolidated complaint, and granted Plaintiffs 60 days' leave to amend. On November 8, 2017, following briefing and supplemental briefing, the California State Court denied Defendants' motion to stay, without prejudice to Defendants' ability to renew the motion later if they could identify a specific, developed conflict with one of the related federal actions.

3.   California Writ Action

By letter dated November 21, 2017, Plaintiff Spain, through her counsel, requested to inspect certain books and records of Altaba. Altaba responded to Plaintiff Spain's demand by letter dated December 5, 2017. The parties met and conferred, and on January 9, 2018, and

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1 │ February 15, 2018, Altaba offered to produce some, but not all, of the documents sought by

2 │ Plaintiff Spain, but the parties were unable to resolve their disputes.

3 │ On January 12, 2018, Plaintiff Spain filed a verified petition for a writ of mandate, seeking

4 │ an order pursuant to California Corporations Code § 1601 and the common law compelling Altaba

5 │ to produce the books and records sought in Plaintiff Spain's inspection demand ("Writ Action").

6 │ Pursuant to Corporations Code §1604, Plaintiff Spain also sought her attorneys' fees and costs

7 │ incurred to bring the action.

8 │ The Writ Action was assigned for all purposes to Judge Walsh, who is presiding over the

9 │ California Derivative Action. On February 16, 2018, Altaba filed a demurrer to the Writ Action

10 │ petition. On March 21, 2018, Altaba represented that it produced all non-privileged Board and

11 │ Board committee minutes and materials in response to Plaintiff Spain's inspection demand that

12 │ she had not already received in prior productions. Plaintiff Spain asserted that, under § 1601 and

13 │ the common law, she was entitled to receive additional document beyond what had been produced

14 │ and indicated an intent to dispute certain of Yahoo's privilege claims. On April 27, 2018, the court

15 │ overruled the demurrer. On May 15, 2018, Altaba filed its answer.

16 │ 4. California Plaintiffs' Amended Consolidated Complaint

17 │ On January 2, 2018, the California Plaintiffs filed an amended consolidated complaint,

18 │ alleging six causes of action: (1) derivative claim for breach of fiduciary duty against the

19 │ Individual Defendants; (2) derivative claim for corporate waste against the director defendants; (3)

20 │ direct claim for breach of fiduciary duty against the Individual Defendants; (4) direct claim for

21 │ aiding and abetting breaches of fiduciary duty against Verizon; (5) derivative claim for aiding and

22 │ abetting breaches of fiduciary duty against Verizon; and (6) derivative claim for breach of fiduciary

23 │ duty for insider trading and misappropriation of information against Defendants Marissa Mayer,

24 │ Ronald Bell, Kenneth Goldman, and David Filo.

25 │ Defendants demurred to the amended complaint on February 22, 2018. Plaintiffs filed

26 │ opposition briefs on April 4, 2018, and Defendants filed reply briefs on May 1, 2018. The hearing

27 │ on the Defendants' demurrers was scheduled for August 10, 2018.

28 │ **E.** **The Litigation Progress and Extensive Settlement Negotiations**

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As set forth above, California Plaintiffs' Counsel have already reviewed more than 33,000 pages of documents produced by Yahoo in response to the Delaware and California inspection demands as well as in response to the California State Court's orders allowing expedited discovery in the Proxy Litigation. These documents included, among other things, minutes, agendas, board packages, communications, and other materials of the Yahoo board of directors ("Board"), Yahoo's Audit and Finance Committee ("AFC"), Yahoo's Strategic Review Committee ("SRC"), and Yahoo's Special Cybersecurity Review Committee ("SCRC" or the "Independent Committee").

California Plaintiffs have also conducted four depositions, as follows:

- Defendant McInerney was deposed on April 28, 2017. McInerney was a member of Yahoo's Board and a member of the AFC since April 2012 and until the completion of the sale of Yahoo's operating assets to Verizon. McInerney also served as the Chair of the SRC and currently serves as Altaba's CEO.

- Defendant Brandt was deposed on May 9, 2017. Brandt has served as a member of the Board since March 2016 and as the Chairman of the Board since January 2017. Brandt was previously a member and Chair of the AFC, a member of the SRC, and a member and Chair of the SCRC.

- Non-party Stamos was deposed on May 25, 2017. Stamos previously served as Yahoo's Chief Information Security Officer ("CISO").

- Non-party Martinez was deposed on May 25, 2017. Martinez previously served as Yahoo's Senior Director of Incident Response. Following Stamos's departure from Yahoo, Martinez also served as interim CISO at Yahoo.

As to the legal merits of California Plaintiffs' claims, the parties have expended significant time and resources litigating two rounds of demurrers, briefing Yahoo's motion to stay, briefing several discovery-related motions (including the motion to expedite discovery and motions to quash), and briefing California Plaintiffs' motion for preliminary injunction.

Counsel for certain of the Settling Parties engaged in extensive efforts to resolve the Yahoo Shareholder and Derivative Actions, including participating in a full-day mediation on April 5,

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1 2018, before the Honorable Daniel Weinstein (Ret.) in San Francisco, California. Although the

2 participants were not able to reach a settlement on the day of the mediation, they continued arm's-

3 length negotiations in the weeks that followed the mediation, and reached an agreement-in-

4 principle to resolve the Yahoo Shareholder and Derivative Actions on the terms set out herein.

5 **III. PLAINTIFFS' CLAIMS AND THE BENEFITS OF SETTLEMENT**

6 As discussed above, California Plaintiffs' Counsel have reviewed and analyzed more than

7 33,000 pages of documents and have conducted four depositions. In addition, California Plaintiffs'

8 Counsel have reviewed and analyzed data from many other sources specific to this matter,

9 including, but not limited to: (1) Yahoo's public filings with the SEC, press releases,

10 announcements, transcripts of investor conference calls, and news articles; (2) investigations

11 conducted by the SEC, the FTC, the DOJ, and other governmental agencies into the Securities

12 Incidents; (3) securities analyst, business, and financial media reports about Yahoo and the

13 Security Incidents; and (4) filings in the related securities class action and consumer data privacy

14 action. California Plaintiffs' Counsel have also (1) researched the applicable law with respect to

15 the claims asserted (or which could be asserted) in the shareholder derivative actions and the

16 potential defenses thereto; (2) researched, drafted, and filed complaints, motion for preliminary

17 injunction, and oppositions to demurrers and motion to stay; (3) prepared a detailed mediation

18 statement; (4) participated in a full-day mediation; and (5) engaged in months-long settlement

19 discussions with counsel for Yahoo, Verizon, and the Individual Defendants.

20 Settling Plaintiffs' Counsel believe that the claims asserted in the Yahoo Shareholder and

21 Derivative Actions have merit and that their investigation of the evidence supports the claims

22 asserted. Without conceding the merit of any of the Settling Defendants' defenses, and in light of

23 the benefits of the Settlement as well as to avoid the potentially protracted time, expense, and

24 uncertainty associated with continued litigation, including potential trial(s) and appeal(s), Settling

25 Plaintiffs and Settling Plaintiffs' Counsel have concluded that it is desirable that the Yahoo

26 Shareholder and Derivative Actions be fully and finally settled in the manner and upon the terms

27 and conditions set forth in this Stipulation. Settling Plaintiffs and Settling Plaintiffs' Counsel

28 recognize the significant risk, expense, and length of continued proceedings necessary to prosecute

15

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the Yahoo Shareholder and Derivative Actions against the Settling Defendants through trial(s) and through possible appeal(s). Settling Plaintiffs' Counsel have also taken into account the uncertain outcome and the risk of any litigation, especially complex litigation such as the Yahoo Shareholder and Derivative Actions, the difficulties and delays inherent in such litigation, the cost to Altaba— on behalf of which Plaintiffs seek to litigate—and distraction to management of Altaba that would result from extended litigation. Based on their evaluation, and in light of what Settling Plaintiffs' Counsel believe to be the significant benefits conferred upon Altaba and Current Altaba Shareholders as a result of the Settlement, Settling Plaintiffs and Settling Plaintiffs' Counsel have determined that the Settlement is in the best interests of Settling Plaintiffs, Yahoo, and Current Altaba Shareholders, and have agreed to settle the Yahoo Shareholder and Derivative Actions upon the terms and subject to the conditions set forth herein.

In addition, Judge Weinstein — the mediator who presided over the parties' extensive mediation efforts — has concluded that the proposed Settlement is fair and reasonable. Judge Weinstein is familiar with the claims at issue in this case, as well as the risks to all parties of continuing to litigate the claims. He also presided over the mediation in the related securities class action, where a settlement recently received final approval from the Federal Court.

Moreover, the Settling Parties (other than Verizon, which takes no position with respect to the issue) agree that the California Plaintiffs' prosecution of the direct claims and motion for preliminary injunction conferred substantial benefit to Yahoo and Yahoo shareholders, so as to justify the Proxy Litigation Fee Award as defined in Paragraph 5.7 below. Specifically, on May 17, 2017, Plaintiff Spain moved for a preliminary injunction, seeking to enjoin Yahoo shareholders' vote on the transaction until Yahoo disclosed certain material facts relevant to the proxy. The motion identified eight allegedly material omissions from the proxy.

On May 24, 2017, Yahoo provided supplemental proxy disclosures, disclosing some of the material facts that Plaintiff Spain contended were omitted from the proxy.

The California State Court held a hearing on Plaintiff Spain's motion for preliminary injunction on June 6, 2017. Following the hearing, the California State Court granted in part and denied in part the motion for preliminary injunction. Among other things, the Court concluded

STIPULATION AND AGREEMENT OF SETTLEMENT

that Yahoo's May 24, 2017 filing mooted or addressed four out of the eight allegedly material omissions identified by Plaintiff Spain. The Court further found in Plaintiff Spain's favor as to one of the remaining four material omissions and ordered Yahoo to provide further supplemental proxy disclosures, advising the shareholders of the value of the purchase price adjustment. Following the hearing, these disclosures were provided by Yahoo on June 6, 2017 via the filing of a supplement to the proxy statement on Schedule 14A.

IV. DEFENDANTS' DENIALS OF WRONGDOING AND LIABILITY

The Individual Defendants have denied and continue to deny that they have committed or attempted to commit any violations of law, any breaches of fiduciary duty owed to Yahoo, or any wrongdoing whatsoever and expressly maintain that they diligently and scrupulously complied with any and all fiduciary and other legal duties. The Settling Defendants assert, among other things, that Plaintiffs lack standing to litigate direct claims because all Plaintiffs' claims belong to Altaba, and that Plaintiffs lack standing to litigate derivatively on behalf of Altaba because the Settling Plaintiffs have not yet pleaded, and cannot properly plead, that a demand on Atlaba's Board of Directors would be futile. However, to avoid the costs, disruption, and distraction of further litigation, and without admitting that California Plaintiffs and plaintiffs in the other Yahoo Shareholder and Derivative Actions have standing to bring any claims in the Yahoo Shareholder and Derivative Actions, the validity of any allegation made in the Yahoo Shareholder and Derivative Actions, or any liability with respect thereto, the Individual Defendants have concluded that it is desirable that the claims against them be settled and dismissed on the terms reflected in this Stipulation.

Verizon denies and continues to deny that it engaged in any actionable misconduct whatsoever, and disputes the validity of the claims and allegations asserted against it. It has agreed to waive the costs it incurred in this action as set forth in Paragraph 5.10 below, solely to facilitate settlement and avoid the expense of further litigation.

Altaba denies that Plaintiffs have standing to bring direct claims because all Plaintiffs' claims belong to Altaba and deny that Plaintiffs have standing to litigate derivatively on behalf of Altaba because demand on the Altaba Board is not futile. However, to avoid the costs, disruption,

STIPULATION AND AGREEMENT OF SETTLEMENT
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1 and distraction of further litigation, Altaba has concluded that it is desirable that the claims asserted

2 in the Yahoo Shareholder and Derivative Actions be settled and dismissed on the terms reflected

3 in this Stipulation.

4   Neither this Stipulation, nor any of its terms or provisions, nor entry of the Judgment, nor

5 any document or exhibit attached to or referred to in this Stipulation, nor any action taken to carry

6 out this Stipulation, is or may be construed as, used as, or argued to be evidence of the validity or

7 merit of any of the Released Claims, or as an admission by or against any Settling Defendant of

8 any fault, wrongdoing, or concession of liability whatsoever.

9 **V.   TERMS OF STIPULATION AND AGREEMENT OF SETTLEMENT**

10   NOW, THEREFORE, IT IS HEREBY STIPULATED AND AGREED, by and among

11 Plaintiffs (for themselves and derivatively on behalf of Altaba), the Settling Defendants, and

12 Altaba, each by and through their respective attorneys of record, that in exchange for the

13 consideration set forth below and the benefits flowing to the Settling Parties from the Settlement,

14 and subject to the approval of the Court, the Yahoo Shareholder and Derivative Actions and the

15 Released Claims shall be fully, finally, and forever compromised, settled, discharged, relinquished,

16 and released, and each of the Yahoo Shareholder and Derivative Actions shall be dismissed with

17 prejudice, with full preclusive effect, as to all Settling Parties, upon and subject to the terms and

18 conditions of the Stipulation, as set forth below.

19   **1.   Terms of the Settlement**

20   1.1   In consideration of the Settlement, and subject to the terms and conditions

21 of this Stipulation, the Settling Defendants, as separately agreed between them, shall cause their

22 insurance carriers to pay twenty-nine million dollars ($29,000,000.00) in cash ("Settlement

23 Amount") into a Derivative Escrow Account established for the settlement of the California

24 Derivative Action, Delaware Derivative Action, and Federal Derivative Action within fifteen (15)

25 business days after preliminary approval of the Settlement by the California State Court. The

26 Settlement Amount, plus any interest earned thereon, will be used to pay the Derivative Fee and

27 Expense Award, Taxes, and Tax Expenses, as provided in Paragraphs 2 and 5 below. The

28 Settlement Amount, less any amounts used to satisfy the Derivative Fee and Expense Award,

Taxes, and Tax Expenses, shall be released and paid to Altaba upon entry of Judgment and the Judgment becoming Final in accordance with Definitions Paragraph (x) above.

1.2   Altaba specifically acknowledges that the Company and its shareholders received valuable consideration as a direct result of the California Plaintiffs' work on the Proxy Litigation, that the supplemental proxy disclosures issued by Yahoo on March 24, 2017, and June 6, 2017, were the direct result of the California Plaintiffs' work on the Proxy Litigation, and that Yahoo's supplemental proxy disclosures provided a substantial benefit to Yahoo's shareholders, including the Settling Plaintiffs.

2.   Derivative Escrow Account

2.1   The Derivative Escrow Agent shall invest amount(s) deposited in the Derivative Escrow Account pursuant to Paragraph 1.1 above exclusively in United States Treasury Bills or other instruments backed by the Full Faith & Credit of the United States Government or an Agency thereof, or fully insured by the United States Government or an Agency thereof, and shall reinvest the proceeds of these instruments as they mature in similar instruments at their then-current market rates. All risks related to the investment of funds in the Derivative Escrow Account in accordance with the investment guidelines set forth in this Paragraph shall be borne by the Derivative Escrow Account.

2.2   The Derivative Escrow Agent shall not disburse any funds in the Derivative Escrow Account, except (i) as provided in the Stipulation pursuant to Paragraphs 2.4(a)–(c), 2.5, and 5.3; or (ii) or by an order of the California State Court.

2.3   Subject to further order(s) and/or directions as may be made by the California State Court, or as provided in the Stipulation, the Derivative Escrow Agent is authorized to execute such transactions as are consistent with the terms of the Stipulation.

2.4   All funds held by the Derivative Escrow Agent in the Derivative Escrow Account shall be deemed and considered to be *in custodia legis* of the California State Court, and shall remain subject to the jurisdiction of the California State Court, until such time as such funds shall be distributed as provided in the Stipulation pursuant to Paragraphs 2.4(a)–(c), 2.5, and 5.3 and/or further order(s) of the California State Court.

2.4(a)   The Settling Parties and the Derivative Escrow Agent agree to treat the funds in the Derivative Escrow Account as being at all times a "qualified settlement fund" within the meaning of Treas. Reg. § 1.468B-1. In addition, Co-Lead Counsel, as the "administrators" of the Derivative Escrow Account within the meaning of § 1.468B of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder, shall timely make such elections as necessary or advisable to carry out the provisions of this paragraph, including making the "relation-back election" (as defined in Treas. Reg. § 1.468B-1) back to the earliest permitted date. Such elections shall be made in compliance with the procedures and requirements contained in such regulations. It shall be the responsibility of the Derivative Escrow Agent to timely and properly prepare and deliver the necessary documentation for signature by all necessary parties, and thereafter to cause the appropriate filing to occur.

2.4(b)   For the purpose of § 1.468B of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder, the "administrators" of the Derivative Escrow Account shall be Co-Lead Counsel. Co-Lead Counsel shall timely and properly file all informational and other tax returns necessary or advisable with respect to the funds in the Derivative Escrow Account (including without limitation the returns described in Treas. Reg. § 1.468B-2(k)). Such returns (as well as the election described in subparagraph 2.4(a) above) shall be consistent with Paragraph 2.4 above and in all events shall reflect that all Taxes (including any estimated taxes, interest, or penalties) on the income earned by the funds in the Derivative Escrow Account shall be paid out of the Derivative Escrow Account.

2.4(c)   All (i) taxes (including any estimated taxes, interest, or penalties) arising with respect to the income earned by funds in the Derivative Escrow Account ("Taxes"), and (ii) expenses and costs incurred in connection with the operation and implementation of Paragraph 2.4 (including, without limitation, expenses of tax attorneys and/or accountants and mailing and distribution costs and expenses relating to filing the returns described in Paragraph 2.4(b) above) ("Tax Expenses"), shall be paid out of the Derivative Escrow Account. Further, Taxes and Tax Expenses shall be timely paid by the Derivative Escrow Agent out of the funds in the Derivative Escrow Account without prior order from the Court. The Settling

STIPULATION AND AGREEMENT OF SETTLEMENT

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1 | Defendants and their counsel agree to cooperate with Co-Lead Counsel and their tax attorneys and

2 | accountants to the extent reasonably necessary to carry out the provisions of this Paragraph.

3 | However, the Settling Parties shall not have any responsibility or liability for any acts or omissions

4 | of the Derivative Escrow Agent or its agents with respect to the obligations and duties of the

5 | Derivative Escrow Agent as described herein.

6 | 2.5 Any administrative costs incurred in connection with the management of

7 | the Derivative Escrow Account shall be paid by the Derivative Escrow Agent.

8 | **3.**   **Procedure for Implementing the Settlement**

9 | 3.1 Promptly after the execution of this Stipulation, California Plaintiffs'

10 | Counsel shall submit the Stipulation together with its exhibits to the California State Court and file

11 | a Motion for Preliminary Approval of Settlement, substantially in the form of Exhibit A attached

12 | hereto, requesting, *inter alia*: (i) preliminary approval of the Settlement set forth in this

13 | Stipulation; (ii) approval of the method of providing notice of pendency of proposed Settlement to

14 | Current Altaba Shareholders; (iii) approval of the forms of Notice attached hereto as Exhibit B-1

15 | and Exhibit B-2; and (iv) a date for the Settlement Hearing.

16 | 3.2 Within fourteen (14) calendar days of the California State Court's entry of the

17 | Preliminary Approval Order, Altaba shall: (1) cause a copy of the Summary Notice, substantially

18 | in the form attached hereto as Exhibit B-2, to be published twice in the national edition of the

19 | *Investors' Business Daily*; and (2) post the Notice, substantially in the form attached hereto as

20 | Exhibit B-1, and this Stipulation on the Investor Relations page of Altaba's company website,

21 | which posting shall be maintained through the date of the Settlement Hearing. Altaba shall cause

22 | to be paid all costs of such publishing and posting. Co-Lead Counsel will also post the Notice on

23 | their firms' websites.

24 | 3.3 The Settling Parties believe the content and manner of the Notice, as set forth

25 | in the prior paragraph, constitutes adequate and reasonable notice to Current Altaba Shareholders

26 | pursuant to applicable law and due process.

27 | 3.4 The Settling Parties agree to request that the Court hold a hearing in the

28 | California Derivative Action fifty (50) days after Notice is given during which the California State

1 Court will consider and determine whether the Judgment, substantially in the form of Exhibit C
2 hereto, should be entered: (a) approving the terms of the Settlement as fair, reasonable, and
3 adequate; and (b) dismissing with prejudice the California Derivative Action against the Settling
4 Defendants.

5   3.5   Pending the Effective Date, all proceedings and discovery in the Yahoo
6 Shareholder and Derivative Actions shall be stayed except as otherwise provided herein, and the
7 Settling Parties shall not file, prosecute, instigate, or in any way participate in the commencement or
8 prosecution of any of the Released Claims.

9   **4.**   **Dismissal of the Yahoo Shareholder and Derivative Actions**

10   4.1   This Settlement is conditioned on the Delaware Derivative Action, the Federal
11 Derivative Action, and the Writ Action being dismissed with prejudice.

12   4.2   Within fifteen (15) days after the California State Court grants final approval
13 of the Settlement, the Settling Plaintiffs shall take, or cause to be taken, all actions, and to do, or cause
14 to be done, all things necessary, proper, and appropriate to secure dismissal with prejudice of the
15 Delaware Derivative Action, the Federal Derivative Action, and the Writ Action in their entireties as
16 to all parties in those actions. In the interim, the Settling Parties shall cooperate to, at a minimum,
17 secure a postponement of any hearing or trial date(s) while this Settlement is under consideration by
18 the California State Court.

19   **5.**   **Plaintiffs' Counsel's Separately Negotiated Attorneys' Fees and Expenses**

20   5.1   After negotiating and reaching agreement on the principal terms of the
21 Settlement, Co-Lead Counsel and Altaba, with the assistance of Judge Weinstein, separately
22 negotiated an appropriate amount of attorneys' fees and expenses to be paid out of (and not in
23 addition to) the Settlement Amount, to compensate Plaintiffs' Counsel for their work in the case
24 and the substantial benefits conferred upon Altaba and its stockholders by the Settlement.

25   5.2   Co-Lead Counsel intend to seek an application for an award amount not to
26 exceed 30% of the Settlement Amount for attorneys' fees and up to $250,000 in litigation
27 expenses. The amount of attorneys' fees and expenses actually awarded by the California State
28 Court to Co-Lead Counsel shall hereinafter be referred to as the "Derivative Fee and Expense

1   Award."

2   5.3   The Derivative Fee and Expense Award shall be payable from the

3 Derivative Escrow Account to a joint-signature account established by Co-Lead Counsel

4 immediately upon award by the Court, and shall be immediately releasable upon receipt by Co-

5 Lead Counsel, notwithstanding the existence of any timely-filed objections thereto, or potential

6 for appeal therefrom, or collateral attack on the Settlement or any part thereof, and subject to

7 Settling Plaintiffs' Counsel's several obligation to make appropriate refunds or repayments to the

8 Derivative Escrow Account, plus interest earned thereon at the same net rate as earned by the

9 Derivative Escrow Account, if and when as a result of any appeal and/or further proceedings on

10 remand, or successful collateral attack, approval of the Settlement is denied or overturned or the

11 Derivative Fee and Expense Award is reduced or reversed and such order denying or overturning

12 the Settlement or reducing or reversing the Derivative Fee and Expense Award is Final. In such

13 event, each of the Settling Plaintiffs' Counsel shall, within thirty (30) business days from the event

14 which requires repayment of the Derivative Fee and Expense Award, refund to the Derivative

15 Escrow Account such portion of the Derivative Fee and Expense Award paid to or received by

16 each of them, along with interest, as described above.

17   5.4   The Settling Parties further stipulate that Co-Lead Counsel may apply to the

18 California State Court for service awards of up to $10,000 for Plaintiff Spain and up to $5,000 for

19 each of the other California Plaintiffs, to be paid upon Court approval, in recognition of their

20 participation and efforts in the prosecution of the California Derivative Action and the Proxy

21 Litigation ("Service Awards"). The Service Awards, if approved by the California State Court,

22 shall be paid to the California Plaintiffs out of the Derivative Fee and Expense Award. Altaba

23 and the Settling Defendants shall not be separately liable for any portion of any Service Award

24   5.5   Co-Lead Counsel shall allocate the Derivative Fee and Expense Award

25 amongst Settling Plaintiffs' Counsel in a manner which they, in good faith, believe reflects the

26 contributions of such counsel to the institution, prosecution, and settlement of the California

27 Derivative Action, Delaware Derivative Action, and Federal Derivative Action. Altaba and the

28 Settling Defendants shall have no responsibility or involvement in the allocation of attorneys' fees

1 or expenses.

2   5.6   Altaba and the Settling Defendants will take no position regarding the

3 Derivative Fee and Expense Award or the Service Awards.

4   5.7   Also after negotiating and reaching agreement on the principal terms of the

5 Settlement, Co-Lead Counsel and Altaba, with the assistance of Judge Weinstein, separately

6 negotiated an appropriate amount of attorneys' fees to be paid directly by Altaba to Co-Lead

7 Counsel, in recognition of the value conveyed to the Company and its shareholders by the

8 California Plaintiffs' work on the Proxy Litigation, including as a result of the supplemental proxy

9 disclosures obtained for the benefit of Yahoo's shareholders, as a result of the California Plaintiffs'

10 efforts. Altaba has agreed to pay Co-Lead Counsel, subject to the approval of the Court, the

11 amount of two million dollars ($2,000,000) to compensate them for the benefits they obtained in

12 the Proxy Litigation. Each of Altaba and the Settling Defendants (other than Verizon, which takes

13 no position on the matter) further agrees that a payment in this amount from Altaba to Co-Lead

14 Counsel is reasonable as compensation for Co-Lead Counsel's work in the Proxy Litigation and

15 in light of the benefits conferred on Yahoo and its shareholders. The amount of attorneys' fees

16 awarded by the California State Court pursuant to this paragraph shall hereinafter be referred to as

17 the "Proxy Litigation Fee Award."

18   5.8   The Proxy Litigation Fee Award shall be payable by Altaba to a joint-

19 signature account established by Co-Lead Counsel within fifteen (15) business days of any Proxy

20 Litigation Fee Award being ordered by the Court, and shall be immediately releasable upon receipt

21 by Co-Lead Counsel, notwithstanding the existence of any timely-filed objections thereto, or

22 potential for appeal therefrom, or collateral attack on the Settlement or any part thereof, and subject

23 to Settling Plaintiffs' Counsel's several obligation to make appropriate refunds or repayments to

24 Altaba, plus interest at the same net rate as earned by the Derivative Escrow Account, if and when

25 as a result of any appeal and/or further proceedings on remand, or successful collateral attack,

26 approval of the Settlement is denied or overturned or the Proxy Litigation Fee Award is reduced

27 or reversed and such order denying or overturning the Settlement or reducing or reversing the

28 Proxy Litigation Fee Award is Final. In such event, each of the Settling Plaintiffs' Counsel shall,

STIPULATION AND AGREEMENT OF SETTLEMENT

within thirty (30) business days from the event which requires repayment of the Proxy Litigation Fee Award, refund to Altaba such portion of the Proxy Litigation Fee Award paid to or received by each of them, along with interest, as described above.

5.9 The attorneys' fees and costs approved by the California State Court, including any Derivative Fee and Expense Award and any Proxy Litigation Fee Award, shall constitute full satisfaction of the Settling Defendants' and Altaba's obligations to pay amounts to any person, attorney, or law firm for attorneys' fees, expenses, or costs in the Yahoo Shareholder and Derivative Actions incurred on behalf of the Settling Plaintiffs, and shall relieve the Settling Defendants and Altaba from any other claims or liability to any other attorney or law firm for any attorneys' fees, expenses, or costs to which any of them may claim to be entitled on behalf of Settling Plaintiffs.

5.10 Except as otherwise provided herein or except as provided pursuant to indemnification or insurance rights, each of the Settling Parties shall bear his, her, or its own costs, expenses, and attorneys' fees.

5.11 The California State Court's decision granting, in whole or in part, the application by Co-Lead Counsel for a Derivative Fee and Expense Award, a Proxy Litigation Fee Award, and Service Awards is not a condition of the Stipulation or to entry of the Judgment. The request by Lead Counsel for a Derivative Fee and Expense Award, for a Proxy Litigation Fee Award, and for Service Awards is to be considered by the California State Court separately from the California State Court's consideration of the question whether the Settlement is fair, reasonable, adequate, and in the best interests of Altaba and Current Altaba Shareholders. Any orders or proceedings relating to any request by Co-Lead Counsel for a Derivative Fee and Expense Award, a Proxy Litigation Fee Award, or Service Awards, or any appeal from any order or proceedings relating thereto, shall not affect the validity or finality of the Settlement, operate to terminate or cancel the Stipulation, and/or affect or delay either the Effective Date or the finality of the Judgment approving the Settlement. Settling Plaintiffs and Settling Plaintiffs' Counsel may not cancel or terminate the Stipulation or the Settlement based on the California State Court's or any appellate court's ruling with respect to any application for a Derivative Fee and Expense

STIPULATION AND AGREEMENT OF SETTLEMENT

Award, a Proxy Litigation Fee Award, or Service Awards.

6.   Releases

6.1   Upon the Effective Date, the Settling Plaintiffs shall be deemed to have fully, finally, and forever released, relinquished, and discharged the Released Plaintiff Claims (including Unknown Claims) against the Released Defendant Persons and the Released Altaba Persons, and shall be forever barred and enjoined from asserting any Released Plaintiff Claims against any Released Defendant Persons or against any Released Altaba Persons.

6.2   Upon the Effective Date, all Current Altaba Shareholders shall be deemed to have fully, finally, and forever released, relinquished, and discharged the Released Plaintiff Claims that could have been asserted derivatively on behalf of the Company (including Unknown Claims) against the Released Defendant Persons, and shall be forever barred and enjoined from asserting any Released Plaintiff Claims that could have been asserted derivatively on behalf of the Company against any Released Defendant Persons.

6.3   Upon the Effective Date, Altaba shall be deemed to have fully, finally, and forever released, relinquished, and discharged the Released Plaintiff Claims (including Unknown Claims) against the Released Defendant Persons, and shall be forever barred and enjoined from asserting any Released Plaintiff Claims against any Released Defendant Persons.

6.4   Upon the Effective Date, each of the Settling Defendants and Altaba shall be deemed to have fully, finally, and forever released, relinquished, and discharged the Released Defendant Claims (including Unknown Claims) against the Released Plaintiff Persons, and shall be forever barred and enjoined from asserting any Released Defendant Claims against any Released Plaintiff Persons.

6.5   Nothing herein shall in any way impair or restrict the rights of any Settling Party to enforce the terms of the Stipulation.

7.   Conditions of Settlement; Effect of Disapproval, Cancellation, or Termination

7.1   The Effective Date of the Settlement shall be the date on which all of the following events have occurred:

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a. approval of the Settlement at or after the Settlement Hearing following notice to Current Altaba Shareholders as set forth in Paragraph 3.2;

b. entry of the Judgment, in all material respects in the form set forth as Exhibit C annexed hereto, approving the Settlement without awarding costs to any party, except as provided herein, dismissing the California Derivative Action with prejudice, and releasing the Released Defendant Persons from the Released Plaintiff Claims;

c. payment of the Settlement Amount;

d. the passing of the date upon which the Judgment becomes Final;

e. dismissal with prejudice of the Delaware Derivative Action, Federal Derivative Action, and Writ Action; and

f. the passing of the dates upon which each of the dismissal orders in each of the Yahoo Shareholder and Derivative Actions become Final.

7.2 If any of the conditions specified above in Paragraph 7.1 are not met, then the Stipulation shall be cancelled and terminated, unless all of the Settling Parties agree in writing to proceed with the Stipulation. If for any reason the Effective Date of this Stipulation does not occur, or if this Stipulation is in any way canceled, terminated, or fails to become Final in accordance with its terms: (i) all Settling Parties and Released Persons shall be restored to their respective positions prior to execution of this Stipulation; (ii) all releases delivered in connection with the Stipulation shall be null and void, except as otherwise provided for in the Stipulation; (iii) the Derivative Fee and Expense Award shall not be paid or, if already paid, shall be refunded to the Derivative Escrow Account in accordance with Paragraph 5.3; (iv) the Proxy Litigation Fee Award shall not be paid or, if already paid, shall be refunded to Altaba in accordance with Paragraph 5.8; and (v) all negotiations, proceedings, documents prepared, and statements made in connection herewith shall be without prejudice to the Settling Parties, shall not be deemed or construed to be an admission by any of the Settling Parties of any act, matter, or proposition, and shall not be used or referred to in any manner for any purpose (other than to enforce the terms remaining in effect) in any subsequent proceeding in the Yahoo Shareholder and Derivative Actions or in any other action or proceeding. In such event, the terms and provisions of this

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Stipulation shall have no further force and effect with respect to the Settling Parties and shall not be used in the Yahoo Shareholder and Derivative Actions or in any other proceeding for any purpose.

8.   Miscellaneous Provisions

8.1   The Settling Parties (i) acknowledge that it is their intent to consummate the Settlement; and (ii) agree to act in good faith and cooperate to take all reasonable and necessary steps to expeditiously implement the terms and conditions of the Settlement set forth in this Stipulation.

8.2   The Settling Parties intend this Settlement to be a final and complete resolution of all disputes between them arising out of, based upon, or related to the Yahoo Shareholder and Derivative Actions and the Released Claims. The Settlement compromises claims that are contested and shall not be deemed an admission by any Settling Party as to the merits of any claim, allegation, or defense. The Settling Parties and their respective counsel agree that at all times during the course of the litigation, each has complied with the requirements of the applicable laws and rules of the Court. The Settling Parties agree that the Released Claims are being settled voluntarily after consultation with an experienced mediator and competent legal counsel who were fully competent to assess the strengths and weaknesses of their respective clients' claims or defenses.

8.3   The Settling Parties agree that the terms of the Settlement were negotiated in good faith by the Settling Parties, and reflect a settlement that was reached voluntarily after consultation with competent legal counsel. The Settling Parties will request that the Judgment contain a finding that during the course of the Yahoo Shareholder and Derivative Actions, the Settling Parties and their respective counsel at all times complied with the requirements of Federal Rule of Civil Procedure 11, California Code of Civil Procedure § 128.7, and all other similar rules of professional conduct. The Settling Parties reserve their right to rebut, in a manner that the parties determine to be appropriate, any contention made in any public forum that the Yahoo Shareholder and Derivative Actions were brought or defended in bad faith or without a reasonable basis.

8.4   The Settling Parties agree Judge Weinstein shall retain jurisdiction over any

28

disputes related to the implementation and enforcement of the terms of this Stipulation and the Settling Parties agree to attempt to resolve any such disputes with the assistance of Judge Weinstein. If for any reason Judge Weinstein is unavailable or has a conflict, the Settling Parties shall agree on a substitute neutral.

8.5   Each of the Settling Defendants expressly denies and continues to deny all allegations of wrongdoing or liability against itself, himself or herself arising out of or relating to any conduct, statements, acts, or omissions alleged, or which could have been alleged, in the Yahoo Shareholder and Derivative Actions. Each of the Settling Defendants and Altaba reserves the right to rebut any and all allegations of breach of fiduciary duty, wrongdoing, or liability, whatsoever, against himself, herself, or itself. Neither the Stipulation (including any exhibits attached hereto) nor the Settlement, nor any act performed or document executed pursuant to or in furtherance of the Stipulation or the Settlement: (i) is or may be deemed to be or may be offered, attempted to be offered, or used or referred to in any way by the Settling Parties as a presumption, a concession, an admission, or evidence of any fault, wrongdoing, or liability of any of the Settling Parties or of the validity of any Released Claims; or (ii) is or may be deemed to be or may be used as a presumption, concession, admission, or evidence of any liability, fault, or omission of any of the Released Persons in any civil, criminal, or administrative proceeding in any court, administrative agency, or other tribunal. Neither this Stipulation nor the Settlement, nor any act performed or document executed pursuant to or in furtherance of this Stipulation or the Settlement, shall be admissible in any proceeding for any purpose, except to enforce the terms of the Settlement, and except that the Released Persons may file the Stipulation and/or the Judgment in any action or proceeding that may be brought against them to support a defense or counterclaim based on principles of *res judicata*, collateral estoppel, full faith and credit, release, standing, good faith settlement, judgment bar or reduction, or any other theory of claim preclusion or issue preclusion or similar defense or counterclaim.

8.6   Settling Plaintiffs' Counsel agree that within sixty (60) days of the Effective Date, they will return to the producing party all documents and other discovery material obtained from such producing party in any matter, including all documents produced by Yahoo or Altaba, whether formally or informally in connection with the mediation ("Discovery Material"), or destroy all such Discovery Material and certify to that fact; provided, however that Settling Plaintiffs' Counsel shall be entitled to retain all filings, court papers, deposition and hearing transcripts, and attorney-work product containing or reflecting Discovery Materials, subject to the requirement that Settling Plaintiffs' Counsel shall not disclose any information contained or referenced in the Discovery Material to any person except pursuant to a validly issued subpoena not subject to a motion to quash, court order or agreement with Altaba.

8.7   All designations and agreements made and orders entered during the course of the Yahoo Shareholder and Derivative Actions relating to the confidentiality of documents or information shall survive this Settlement. Nothing in this Stipulation, or the negotiations relating thereto, is intended to or shall be deemed to constitute a waiver of any applicable privilege or immunity, including, without limitation, the attorney-client privilege, the joint defense privilege, or work product protection.

8.8   Nothing set forth herein shall constitute a release by the Individual Defendants of their rights and obligations relating to indemnification or advancement of defense costs arising from the Company's Certificate of Incorporation or Bylaws, Delaware law, or any indemnification agreement, undertaking, insurance policy, or similar agreement.

8.9   The Stipulation and the exhibits attached hereto constitute the entire agreement among the Settling Parties with respect to the Settlement, and supersede any and all prior negotiations, discussions, agreements, or undertakings, whether oral or written, with respect to such matters.

8.10   The exhibits to the Stipulation are material and integral parts hereof and are fully incorporated herein by this reference.

8.11   The headings herein are used for the purpose of convenience only and are not meant to have legal effect.

8.12   The Stipulation may be amended or modified only by a written instrument signed by or on behalf of all the Settling Parties or their respective successors-in-interest.

8.13   This Stipulation shall be deemed drafted equally by all parties hereto.

8.14   The Stipulation and the Settlement shall be binding upon, and inure to the

STIPULATION AND AGREEMENT OF SETTLEMENT

benefit of, the Settling Parties and the Released Persons and their respective successors, assigns, heirs, spouses, marital communities, executors, administrators, trustees in bankruptcy, and legal representatives. The Settling Parties further agree that any planned, proposed, or actual sale, merger, or change-in-control of Yahoo shall not void this Stipulation, and that in the event of a planned, proposed, or actual sale, merger, or change-in-control of Yahoo, they will continue to seek final approval of this Stipulation expeditiously, including but not limited to the Settlement terms reflected in this Stipulation and any Fee and Expense Award.

8.15   The Stipulation and the exhibits attached hereto shall be considered to have been negotiated, executed, and delivered, and to be wholly performed, in the State of California, and the rights and obligations of the Settling Parties to the Stipulation shall be construed and enforced in accordance with, and governed by, the internal, substantive laws of California without giving effect to that State's choice-of-law principles.

8.16   No representations, warranties, or inducements have been made to any of the Settling Parties concerning the Stipulation or its exhibits other than the representations, warranties, and covenants contained and memorialized in such documents.

8.17   Settling Plaintiffs represent and warrant that they have not assigned or transferred or attempted to assign or transfer, to any Person any Released Claim or any portion thereof or interest therein.

8.18   Any failure by any party to this Stipulation to insist upon the strict performance by any other party of any of the provisions of this Stipulation shall not be deemed a waiver of any of the provisions, and such party, notwithstanding such failure, shall have the right thereafter to insist upon the strict performance of any and all of the provisions of this Stipulation to be performed by such other party.

8.19   In the event that any part of the Settlement is found to be unlawful, void, unconscionable, or against public policy by a court of competent jurisdiction, the remaining terms and conditions of the Settlement shall remain intact.

8.20   In the event that there exists a conflict or inconsistency between the terms of this Stipulation and the terms of any exhibits hereto, the terms of this Stipulation shall prevail.

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8.21 Each counsel or other Person executing the Stipulation or its exhibits on behalf of any of the Settling Parties hereby warrants that such Person has the full authority to do so.

8.22 The Stipulation may be executed in one or more counterparts, each of which so executed shall be deemed to be an original and such counterparts together constitute one and the same Stipulation. The Settling Parties agree that signatures submitted through facsimile or by e-mailing .PDF files or signed using DocuSign shall constitute original and valid signatures. A complete set of executed counterparts shall be filed with the California State Court.

8.23 The California State Court shall retain jurisdiction with respect to the interpretation, implementation, and enforcement of the terms of this Stipulation, and the Settling Parties and their counsel submit to the jurisdiction of the California State Court solely for purposes of implementing and enforcing the Settlement embodied in this Stipulation.

8.24 Without further order of the California State Court, the Settling Parties may agree to reasonable extensions of time to carry out any of the provisions of this Stipulation.

IN WITNESS WHEREOF, the Settling Parties hereto have caused the Stipulation to be executed, by their duly authorized attorneys.

Dated: September 14, 2018

BOTTINI & BOTTINI, INC.
Francis A. Bottini, Jr.
Albert Y. Chang
Yury A. Kolesnikov

[signature]
Francis A. Bottini, Jr.

7817 Ivanhoe Avenue, Suite 102
La Jolla, California 92037
Telephone: (858) 914-2001
Facsimile: (858) 914-2002

Co-Lead Counsel for the California Plaintiffs in the California Derivative Action; Counsel for Plaintiff in the Writ Action

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STIPULATION AND AGREEMENT OF SETTLEMENT

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Dated: September 14 2018	**COTCHETT, PITRE & McCARTHY, LLP** Mark C. Molumphy Stephanie D. Biehl
	_____ Mark C. Molumphy
	San Francisco Airport Office Center 840 Malcolm Road, Suite 200 Burlingame, California 94010 Telephone: (650) 697-6000 Facsimile: (650) 697-0577
	Co-Lead Counsel for the California Plaintiffs in the California Derivative Action; Counsel for Plaintiff in the Writ Action
Dated: September ___, 2018	**BERNSTEIN LITOWITZ BERGER & GROSSMANN LLP** Mark Lebovitch David L. Wales (*pro hac vice*) David J. MacIsaac (*pro hac vice*)
	_____ David Wales
	1251 Avenue of the Americas, 44th Floor New York, New York 10020 Telephone: (212) 554-1409 Facsimile: (212) 554-1444
	Counsel for Plaintiff Patricia Spain in the California Derivative Action and Plaintiff Oklahoma Firefighters Pension and Retirement System in the Delaware Derivative Action
	FRIEDLANDER & GORRIS P.A. Joel Friedlander Christopher M. Foulds 1201 North Market Street, Suite 2200 Wilmington, Delaware 19801 Telephone: (302) 573-3500
	Counsel for Plaintiff Oklahoma Firefighters Pension and Retirement System in the Delaware Derivative Action

STIPULATION AND AGREEMENT OF SETTLEMENT

Dated: September ___, 2018

COTCHETT, PITRE & McCARTHY, LLP
Mark C. Molumphy
Stephanie D. Biehl

_____
Mark C. Molumphy

San Francisco Airport Office Center
840 Malcolm Road, Suite 200
Burlingame, California 94010
Telephone: (650) 697-6000
Facsimile: (650) 697-0577

Co-Lead Counsel for the California Plaintiffs in the California Derivative Action; Counsel for Plaintiff in the Writ Action

Dated: September 14, 2018

BERNSTEIN LITOWITZ BERGER & GROSSMANN LLP
Mark Lebovitch
David L. Wales (*pro hac vice*)
David J. MacIsaac (*pro hac vice*)

_____
David Wales

1251 Avenue of the Americas, 44th Floor
New York, New York 10020
Telephone: (212) 554-1409
Facsimile: (212) 554-1444

Counsel for Plaintiff Patricia Spain in the California Derivative Action and Plaintiff Oklahoma Firefighters Pension and Retirement System in the Delaware Derivative Action

FRIEDLANDER & GORRIS P.A.
Joel Friedlander
Christopher M. Foulds
1201 North Market Street, Suite 2200
Wilmington, Delaware 19801
Telephone: (302) 573-3500

Counsel for Plaintiff Oklahoma Firefighters Pension and Retirement System in the Delaware Derivative Action

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Joseph H. Weiss

1500 Broadway, 16th Floor
New York, New York 10036
Telephone: (212) 682-3025
Facsimile: (212) 682-3010

*Counsel for Plaintiffs LR Trust and Harold Litwin
in the California Derivative Action*

Dated: September 14, 2018

COHEN MILSTEIN SELLERS & TOLL PLLC
Carol V. Gilden

Carol V. Gilden

Carol V. Gilden

190 South LaSalle Street, Suite 1705
Chicago, Illinois 60603
Telephone: (312) 357-0370
Facsimile: (312) 357-0369

COHEN MILSTEIN SELLERS & TOLL PLLC
Richard A. Speirs
Eric Berelovich
88 Pine Street, 14th Floor
New York, New York 10005
Telephone: (212) 838-7797
Facsimile: (212) 8389-7745

SCHUBERT JONCKHEER & KOLBE
Robert C. Schubert
Willem F. Jonckheer
3 Embarcadero Center, Suite 1650
San Francisco, California 94111
Telephone: (415) 788-4220
Facsimile: (415) 788-0161

O'DONOGHUE & O'DONOGHUE LLP

Mark W. Kunst
4748 Wisconsin Avenue, N.W.
Washington, DC 20016
Telephone: (202) 362-0041
Facsimile: (202) 362-2640

*Counsel for Plaintiff Plumbers and Pipefitters
National Pension Fund in the California Derivative
Action*

Counsel for Plaintiff Patricia Spain in the California Derivative Action and Plaintiff Oklahoma Firefighters Pension and Retirement System in the Delaware Derivative Action

FRIEDLANDER & GORRIS P.A.
Joel Friedlander
Christopher M. Foulds
1201 North Market Street, Suite 2200
Wilmington, Delaware 19801
Telephone: (302) 573-3500

Counsel for Plaintiff Oklahoma Firefighters Pension and Retirement System in the Delaware Derivative Action

Dated: September 14, 2018

WEISSLAW LLP
Joseph H. Weiss (*pro hac vice*)
Joshua M. Rubin (*pro hac vice*)

/s/ Joseph H. Weiss
Joseph H. Weiss

1500 Broadway, 16th Floor
New York, New York 10036
Telephone: (212) 682-3025
Facsimile: (212) 682-3010

Counsel for Plaintiffs LR Trust and Harold Litwin in the California Derivative Action

Dated: September ___, 2018

COHEN MILSTEIN SELLERS & TOLL PLLC
Carol V. Gilden

____
Carol V. Gilden

190 South LaSalle Street, Suite 1705
Chicago, Illinois 60603
Telephone: (312) 357-0370
Facsimile: (312) 357-0369

COHEN MILSTEIN SELLERS & TOLL PLLC
Richard A. Speirs
Eric Berelovich
88 Pine Street, 14th Floor
New York, New York 10005
Telephone: (212) 838-7797
Facsimile: (212) 8389-7745

SCHUBERT JONCKHEER & KOLBE
Robert C. Schubert
Willem F. Jonckheer
3 Embarcadero Center, Suite 1650
San Francisco, California 94111
Telephone: (415) 788-4220
Facsimile: (415) 788-0161

O'DONOGHUE & O'DONOGHUE LLP

Mark W. Kunst
4748 Wisconsin Avenue, N.W.
Washington, DC 20016
Telephone: (202) 362-0041
Facsimile: (202) 362-2640

*Counsel for Plaintiff Plumbers and Pipefitters
National Pension Fund in the California Derivative
Action*

Dated: September 17, 2018

ROBBINS ARROYO LLP
Brian J. Robbins
Felipe J. Arroyo
Shane P. Sanders

_____
Shane P. Sanders

600 B Street, Suite 1900
San Diego, California 92101
Telephone: (619) 525-3990
Facsimile: (619) 525-3991

*Lead Counsel for Plaintiffs in the Federal
Derivative Action*

HYNES KELLER & HERNANDEZ, LLC
Beth A. Keller
118 N. Bedford Road, Ste. 100
Mount Kisco, NY 10514
Telephone: (914) 752-3040
Facsimile: (914) 752-3041

*Counsel for Edith Liss in the Federal Derivative
Action*

STIPULATION AND AGREEMENT OF SETTLEMENT
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1 Dated: September 13, 2018

                          MORRISON & FOERSTER LLP
2   Jordan Eth
                          Judson Lobdell



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4   Judson Lobdell

5   425 Market Street
                          San Francisco, California 94105-2482
6   Telephone: (415) 268-7126
                          Facsimile: (415) 268-7522
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8   *Counsel for Nominal Defendant Altaba and*
                          Defendants Kenneth A. Goldman, David Filo,
9   *Maynard Webb, Jr., Thomas McInerney, Jane E.*
                          Shaw, Susan M. James, H. Lee Scott, Jr., Eric
10   *Brandt, Catherine Friedman, Tor Braham, Eddy*
                          Hartenstein, Richard Hill, and Jeffrey Smith
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12 Dated: September ___, 2018

                          KEKER, VAN NEST & PETERS LLP
13   Jo W. Golub

14   _____

15   Jo W. Golub

16   633 Battery Street
                          San Francisco, California 94111-1809
17   Telephone: (415) 391-5400
                          Facsimile: (415) 397-7188
18   *Counsel for Defendant Ronald S. Bell*

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20 Dated: September ___, 2018

                          KRAMER LEVIN NAFTALIS &
21   **FRANKEL LLP**
                          John P. Coffey

22   _____

23   John P. Coffey

24   1177 Avenue of the Americas
                          New York, New York 10036
25   Telephone: (212) 715-9100
                          Facsimile: (212) 715-8000
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27   *Counsel for Defendant Marissa Mayer*

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STIPULATION AND AGREEMENT OF SETTLEMENT

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Dated: September ___, 2018

MORRISON & FOERSTER LLP
Jordan Eth
Judson Lobdell

____
Judson Lobdell

425 Market Street
San Francisco, California 94105-2482
Telephone: (415) 268-7126
Facsimile: (415) 268-7522

Counsel for Nominal Defendant Altaba and Defendants Kenneth A. Goldman, David Filo, Maynard Webb, Jr., Thomas McInerney, Jane E. Shaw, Susan M. James, H. Lee Scott, Jr., Eric Brandt, Catherine Friedman, Tor Braham, Eddy Hartenstein, Richard Hill, and Jeffrey Smith

Dated: September 14, 2018

KEKER, VAN NEST & PETERS LLP
Jo W. Golub

Jo W. Golub

Jo W. Golub

633 Battery Street
San Francisco, California 94111-1809
Telephone: (415) 391-5400
Facsimile: (415) 397-7188

Counsel for Defendant Ronald S. Bell

Dated: September ___, 2018

KRAMER LEVIN NAFTALIS & FRANKEL LLP
John P. Coffey

____
John P. Coffey

1177 Avenue of the Americas
New York, New York 10036
Telephone: (212) 715-9100
Facsimile: (212) 715-8000

Counsel for Defendant Marissa Mayer

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STIPULATION AND AGREEMENT OF SETTLEMENT

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1   Dated: September ___, 2018   **MORRISON & FOERSTER LLP**
                                               Jordan Eth

2   Judson Lobdell

3

4   Judson Lobdell

5   425 Market Street
                                             San Francisco, California 94105-2482

6   Telephone: (415) 268-7126
                                             Facsimile: (415) 268-7522

7

8   *Counsel for Nominal Defendant Altaba and*
                                             Defendants Kenneth A. Goldman, David Filo,

9   *Maynard Webb, Jr., Thomas McInerney, Jane E.*
                                             Shaw, Susan M. James, H. Lee Scott, Jr., Eric

10   *Brandt, Catherine Friedman, Tor Braham, Eddy*
                                           Hartenstein, Richard Hill, and Jeffrey Smith

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12   Dated: September ___, 2018   **KEKER, VAN NEST & PETERS LLP**
                                             Jo W. Golub

13

14   Jo W. Golub

15   633 Battery Street
                                             San Francisco, California 94111-1809

16   Telephone: (415) 391-5400
                                             Facsimile: (415) 397-7188

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18   *Counsel for Defendant Ronald S. Bell*

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20   Dated: September ___, 2018   **KRAMER LEVIN NAFTALIS &**
                                             FRANKEL LLP

21   John P. Coffey

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                                             John P. Coffey

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24   1177 Avenue of the Americas
                                             New York, New York 10036

25   Telephone: (212) 715-9100
                                             Facsimile: (212) 715-8000

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27   *Counsel for Defendant Marissa Mayer*

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STIPULATION AND AGREEMENT OF SETTLEMENT

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1   Dated: September 14, 2018   **MUNGER, TOLLES & OLSON LLP**

2   Henry Weissmann
                                       Robert L. Dell Angelo

3   John M. Gildersleeve

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5   Robert L. Dell Angelo

6   350 South Grand Avenue, 50th Floor
                                       Los Angeles, California 90071-3426

7   Telephone: (213) 683-9100
                                       Facsimile: (213) 687-3702

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9   *Counsel for Defendant Verizon Communications Inc.*

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